Amendment to

Amended and Restated Distribution Agreement between

JNL Investors Series Trust and Jackson National Life Distributors LLC

This Amendment is made by and between JNL Investors Series Trust, a Massachusetts business trust (“Trust”), and Jackson National Life Distributors LLC (“JNLD”), a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Whereas, the Trust and JNLD entered into an Amended and Restated Distribution Agreement effective May 24, 2011, as amended from time to time (“Agreement”), whereby the Trust appointed JNLD as distributor (“Distributor”) of the shares of the separate funds (the “Funds”) set forth on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 5. “Distribution Plans.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete paragraph (b) of Section 5. “Distribution Plans” in its entirety, and replace it with the following:

(b)  In accordance with the terms of Distribution Plan, JNLD shall provide distribution and other shareholder services for Funds of the types contemplated under Distribution Plan and reviewed from time to time by the Board of Trustees with respect to the Funds shown in the current prospectus(es), and may arrange for and compensate others for providing or assisting in providing such distribution and shareholder services.  The Trust, on behalf of each Fund that is subject to the 12b-1 Fee as shown in the current prospectus(es) shall reimburse JNLD for (1) distribution expenses incurred in promoting the sale of the Fund’s Shares and (2) for shareholder services at rates of up to the maximum 12b-1 Fee rate per annum of the average daily net assets attributable to the Shares provided for in the Distribution Plan as it may be amended from time to time, and in current amounts as shown in the current prospectus(es).  Each Fund shall bear exclusively its own costs of such distribution and service fee reimbursements.  Such distribution and service expenses and fees shall be calculated and accrued daily and paid within forty-five (45) days of the end of each month.  In no event shall such payments exceed JNLD’s actual service expenses and fees for that fiscal year.

In Witness Whereof, the Trust and the Distributor have caused this Amendment to be executed as of December 2, 2016, effective October 1, 2016.

Attest:		JNL Investors Series Trust

By:	/s/ Kelly L. Crosser	By:	/s/ Kristen K. Leeman
	Kelly L. Crosser	Name:	Kristen K. Leeman
		Title:	Assistant Secretary

Attest:		Jackson National Life Distributors LLC

By:	/s/ Ali Roach	By:	/s/ Alison Reed
	Ali Roach	Name:	Alison Reed
		Title:	EVP JNLD Operations